UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Riviera Tool Company

(Name of Issuer)

Common Stock - No Par Value

(Title of Class of Securities)

769648 10 6

(CUSIP Number)

July 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	x	]	Rule 13d-1(b)

[		]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

SCHEDULE 13G

CUSIP No.	769648 10 6

1.	Names of Reporting Persons. Alan Wayne Weber
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 117,475

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 117,475

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
117,475

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
3.5%

12.	Type of Reporting Person (See Instructions)
IN

Page 2 of 7 pages

SCHEDULE 13G

CUSIP No.	769648 10 6

1.	Names of Reporting Persons. JB Capital Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only).
13-3726439

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 117,475

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 117,475

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
117,475

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
3.5%

12.	Type of Reporting Person (See Instructions)
PN

Page 3 of 7 pages

SCHEDULE 13G

Item 1. (a)  Name of Issuer

                         Riviera Tool Company

Item 1. (b)  Address of Issuer's Principal Executive Offices

                        5460 Executive Parkway S.E., Grand Rapids, Michigan 49512

Item 2. (a)  Name of Person Filing

This statement is filed by:
(i)	Alan W. Weber, a United States citizen ("Weber"); and
(ii)	JB Capital Partners, L.P., a Delaware limited partnership ("JB Capital")

Item 2. (b)  Address of Principal Business Office or, if none, Residence

23 Berkley Lane, Rye Brook, New York 10573

Item 2. (c)  Citizenship

                        See Item 2(a)

Item 2. (d)  Title of Class of Securities

                        Common Stock - No Par Value(the "Security")

Item 2. (e)  CUSIP Number

                        7696483 10 6

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                        Not applicable

Page 4 of 7 pages

SCHEDULE 13G

Item 4.  Ownership.

(a)	Amount beneficially owned: 117,475 shares
(b)	Percent of class: 3.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0 shares
	(ii)	Shared power to vote or to direct the vote: 117,475 shares
	(iii)	Sole power to dispose or to direct the disposition of: 0 shares
	(iv)	Shared power to dispose or to direct the disposition of: 117,475shares

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                        Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                        Not Applicable.

Item 8.  Identification and Classification of Members of the Group

                        Not Applicable.

Item 9.  Notice of Dissolution of Group

                        Not Applicable.

Page 5 of 7 pages

SCHEDULE 13G

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2003
	By:	/s/ Alan W. Weber

Alan W. Weber

JB Capital Partners

	By:	/s/ Alan W. Weber

Name: Alan W. Weber
Title: General Partner

Page 7 of 7 pages